# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dynatrace, Inc., CIK 0001773383
CUSIP: 268150109
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 280 CONGRESS STREET, 280 CONGRESS STREET, BOSTON, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 09/24/2026
Amends the filing with accession number 0001361570-26-000020
Filed by CIK 0001361570
Persons authorized to receive notices and communications: Mathieu Cornu, 60 ROUTE DE ACACIAS, GENEVA 73, Switzerland (V8), 1211, 0041583234506

## Reporting persons
- PICTET ASSET MANAGEMENT SA (CIK 0001361570): type of reporting person: investment adviser (IA); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC); sole voting power 12,530,906; shared voting power 0; sole dispositive power 14,316,387; shared dispositive power 0; aggregate amount beneficially owned 14,316,387 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: Dynatrace, Inc.
Address of issuer's principal executive offices: 280 CONGRESS STREET, 280 CONGRESS STREET, BOSTON, Massachusetts (MA), 02210

## Item 2. Identity and Background
Name of person filing: Pictet Asset Management SA
Residence or business address:
60 ROUTE DES ACACIAS
GENEVA 73 1211
SWITZERLAND
Present principal occupation or employment: Investment Adviser
Criminal convictions in the last five years: The Reporting Person has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: SWITZERLAND

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person acquired the shares of common stock of Dynatrace Inc on behalf of its institutional clients who are managed on a discretionary basis. The purchase cost is approximately USD 690,003,167.51. The source of the funds comes from our institutional clients' assets

The funds used for the acquisition did not involve any financing or borrowing.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired shares of Dynatrace Inc as part of its investment strategy, which includes considering the clarity and robustness of the issuer's long-term strategy; the functioning and calibre of governance structures and effective leadership; the financial strength and performance of issuers and the fair valuation of underlying securities; and financially-material sustainability risks & opportunities. The Reporting Person is therefore actively engaging with the Issuer to discuss and promote initiatives that align with these business practices.

This engagement is part of the Reporting Person's broader strategy to support companies in enhancing their approach, thereby potentially improving long-term shareholder value. As such, the Reporting Person may seek to influence the Issuer's policies and practices through discussions with the Boards and management of the companies in which we invest.

The Reporting Person does not currently have any plans or proposals that would result in a change in control of the Issuer, nor does it intend to acquire additional shares for the purpose of gaining control. However, the Reporting Person reserves the right to change its intentions and take any actions that it deems appropriate in light of its ongoing engagement and evaluation of the Issuer's policies and practices.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Pictet Asset Management SA manages 14,316,387 shares of Dynatrace Inc., which represents 4.95% of the total number of shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Pictet Asset Management SA has the Sole power to vote on 12,530,906 shares out of the 14,316,387 shares under management.
Transactions in the class effected during the past sixty days:
Trade Date Type Quantity Price Exchange
09/24/2026 SELL 669 58.57 NYSE
09/24/2026 SELL 20277 58.88 NYSE
09/24/2026 SELL 111693 58.57 NYSE
09/24/2026 SELL 143034 58.88 NYSE
09/24/2026 SELL 856 58.88 NYSE
09/23/2026 SELL 1206 58.12 NYSE
09/23/2026 SELL 508 58.22 NYSE
09/22/2026 SELL 373 57.06 NYSE
09/22/2026 SELL 1067 56.15 NYSE
09/22/2026 SELL 4643 55.85 NYSE
09/21/2026 SELL 642 55.63 NYSE
09/21/2026 SELL 766 56.35 NYSE
09/21/2026 SELL 1793 55.63 NYSE
09/18/2026 SELL 381 55.14 NYSE
09/18/2026 BUY 11511 55.09 NYSE
09/18/2026 SELL 875 55.14 NYSE
09/17/2026 BUY 29150 55.14 NYSE
09/15/2026 BUY 36222 53.73 NYSE
09/15/2026 BUY 12282 53.73 NYSE
09/15/2026 BUY 1590 53.73 NYSE
09/15/2026 BUY 4103 53.87 NYSE
09/15/2026 BUY 10532 53.32 NYSE
09/15/2026 BUY 41 55.17 NYSE
09/15/2026 BUY 9588 53.87 NYSE
09/15/2026 BUY 196 53.32 NYSE
09/15/2026 SELL 9887 52.77 NYSE
09/15/2026 BUY 85533 53.73 NYSE
09/15/2026 BUY 4459 53.32 NYSE
09/14/2026 SELL 1248 53.34 NYSE
09/11/2026 SELL 945 51.23 NYSE
09/11/2026 BUY 543 51.07 NYSE
09/10/2026 SELL 948 50.33 NYSE
09/09/2026 SELL 3688 50.31 NYSE
09/09/2026 SELL 9741 50.60 NYSE
09/08/2026 BUY 205 50.29 NYSE
09/08/2026 SELL 927 50.55 NYSE
09/08/2026 SELL 493 51.23 NYSE
09/08/2026 BUY 52440 50.29 NYSE
09/08/2026 SELL 72588 50.47 NYSE
09/08/2026 SELL 7860 50.67 NYSE
09/04/2026 BUY 107 52.40 NYSE
09/04/2026 SELL 1102 52.37 NYSE
09/03/2026 SELL 9777 52.76 NYSE
09/03/2026 BUY 1529 52.76 NYSE
09/01/2026 BUY 392 53.54 NYSE
09/01/2026 SELL 832 53.86 NYSE
09/01/2026 BUY 14149 53.09 NYSE
09/01/2026 BUY 21874 53.12 NYSE
09/01/2026 BUY 2306 53.08 NYSE
09/01/2026 BUY 218619 53.12 NYSE
09/01/2026 BUY 5997 52.88 NYSE
09/01/2026 BUY 898 53.12 NYSE
09/01/2026 BUY 6398 53.54 NYSE
09/01/2026 BUY 14951 52.86 NYSE
09/01/2026 BUY 5355 53.08 NYSE
08/31/2026 BUY 83291 54.22 NYSE
08/31/2026 BUY 14132 54.22 NYSE
08/31/2026 BUY 10057 53.88 NYSE
08/31/2026 BUY 556 54.59 NYSE
08/31/2026 BUY 504 54.59 NYSE
08/31/2026 BUY 131 54.59 NYSE
08/28/2026 BUY 407 53.67 NYSE
08/28/2026 BUY 1151 53.67 NYSE
08/26/2026 BUY 1140 50.07 NYSE
08/25/2026 BUY 3989 50.70 NYSE
08/25/2026 BUY 224242 50.68 NYSE
08/25/2026 BUY 230 50.45 NYSE
08/25/2026 BUY 805 50.70 NYSE
08/25/2026 BUY 5095 50.70 NYSE
08/25/2026 BUY 199 50.47 NYSE
08/25/2026 BUY 51249 50.45 NYSE
08/25/2026 BUY 1229 50.47 NYSE
08/25/2026 BUY 376 50.47 NYSE
08/25/2026 BUY 18495 50.70 NYSE
08/25/2026 BUY 9246 50.70 NYSE
08/25/2026 BUY 4506 50.45 NYSE
08/21/2026 SELL 7510 48.92 NYSE
08/21/2026 BUY 71299 48.96 NYSE
08/20/2026 SELL 21 49.18 NYSE
08/19/2026 SELL 3313 49.28 NYSE
08/18/2026 BUY 25691 48.00 NYSE
08/18/2026 BUY 157 49.26 NYSE
08/17/2026 SELL 14106 47.57 NYSE
08/17/2026 SELL 32130 47.61 NYSE
08/14/2026 BUY 89891 50.48 NYSE
08/14/2026 BUY 26053 50.48 NYSE
08/13/2026 BUY 282738 50.61 NYSE
08/13/2026 BUY 2513 50.61 NYSE
08/13/2026 SELL 790 50.75 NYSE
08/12/2026 SELL 1430 49.56 NYSE
08/12/2026 BUY 548 49.46 NYSE
08/10/2026 BUY 12854 50.06 NYSE
08/10/2026 SELL 11652 50.57 NYSE
08/10/2026 BUY 91844 50.06 NYSE
08/06/2026 SELL 411 48.87 NYSE
08/06/2026 SELL 18643 49.52 NYSE
08/05/2026 SELL 1269 50.86 NYSE
08/05/2026 BUY 910 52.60 NYSE
08/05/2026 BUY 160861 52.11 NYSE
08/05/2026 SELL 14760 52.27 NYSE
08/03/2026 BUY 1293 44.84 NYSE
07/31/2026 SELL 176 44.32 NYSE
07/31/2026 BUY 976 44.32 NYSE
07/30/2026 BUY 149 43.88 NYSE
07/30/2026 BUY 3385 44.10 NYSE
07/29/2026 BUY 2020 44.14 NYSE
07/29/2026 BUY 986 43.90 NYSE
07/29/2026 SELL 272 43.88 NYSE
07/28/2026 BUY 8793 44.13 NYSE
07/28/2026 SELL 11714 43.90 NYSE
07/28/2026 BUY 43273 44.54 NYSE
07/28/2026 BUY 3708 43.99 NYSE
07/28/2026 SELL 16015 44.11 NYSE
07/28/2026 BUY 1386 43.68 NYSE
07/28/2026 BUY 1236 43.99 NYSE
07/28/2026 BUY 31240 43.68 NYSE
07/24/2026 SELL 1119 41.62 NYSE
Other persons with the right to receive dividends or sale proceeds:
The securities reported herein come from the assets of our institutional clients who are managed by the Reporting Person on a discretionary basis. Consequently, our clients have the right to receive dividends and any proceeds from the sale of the Issuer's securities, in proportion to their respective managed assets.

The Reporting Person itself does not have any direct economic interest in the dividends or sale proceeds from the securities of Dynatrace Inc, other than its entitlement to management fees and / or performance-based compensation, as agreed upon with its clients. The Reporting Person's role is limited to managing the investments in accordance with the investment objectives and strategies set forth by each of its institutional clients.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person's exposure to Dynatrace Inc is solely through direct stock investments held by its managed institutional clients. There are no contracts, arrangements, understandings, or relationships with any third parties regarding the securities of Dynatrace Inc, other than those arising from the ordinary course of discretionary management of our client assets.

The Reporting Person does not have any derivative positions, options, or other financial instruments related to the securities of the Issuer. Furthermore, there are no agreements or understandings that would influence the voting or disposition of these securities beyond the Reporting Person's discretionary investment authority as an asset manager.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- PICTET ASSET MANAGEMENT SA: Karine Valtanen, Global Head of Compliance (09/25/2026)